SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                FORM 12b-25

                        Notification of Late Filing

                      Commission File Number: 0-15888

(Check one)

[x]  Form 10-K or 10-KSB  [ ]  Form 20-F  [ ]  Form 11-K
[ ]  Form 10-Q or 10-QSB  [ ]  Form 10-D  [ ]  Form N-SAR
[ ]  Form N-CSR

   For period ended December 31, 2007
                    _________________


     [ ]  Transition Report on Form 10-K

     [ ]  Transition Report on Form 20-F

     [ ]  Transition Report on Form 11-K

     [ ]  Transition Report on Form 10-Q

     [ ]  Transition Report on Form N-SAR

   For the transition period ended _______________



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                  PART I
                          REGISTRANT INFORMATION

Full name of registrant:  IGENE Biotechnology, Inc.
                          _________________________


Former name if applicable:

Address of principal executive office (Street and Number):

9110 Red Branch Road
____________________

City, State and Zip Code:

Columbia, Maryland  21045
_________________________

                                  PART II
                          RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[x] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                 PART III
                                 NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Although the Company's management has been working diligently to complete all the required information for the Company's annual report on Form 10-KSB for the year ended December 31, 2007, and a substantial part of such information has been completed as of this date, the Company and its auditors are unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-KSB on or before March 31, 2008. The delays in the filing are related to the resolution of an accounting issue discussed with the Securities and Exchange Commission. Management expects to file its annual report on Form 10-KSB on or before April 15, 2008.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                           Edward J. Weisberger
                              (410) 997-2599

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [x]  Yes     [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ]  Yes     [x]  No

If so, attach an explanation of the anticipate change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         IGENE Biotechnology, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2008			By:   /S/ EDWARD J. WEISBERGER
                                          ________________________________
                                                  EDWARD J. WEISBERGER
                                                  Chief Financial Officer